UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Third Point Reinsurance Ltd.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G8827U100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8827U100	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,500,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.18%
12	TYPE OF REPORTING PERSON IN

Item 1(a):  Name of Issuer:

Third Point Reinsurance Ltd.

Item 1(b):  Address of Issuer's Principal Executive Offices:

The Waterfront, Chesney House, 96 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2(a):  Name of Person Filing:

Daniel S. Loeb.

Item 2(b):  Address of Principal Business Office or, if None, Residence:

390 Park Avenue, New York, New York 10022.

Item 2(c):  Citizenship:

United States.

Item 2(d):  Title of Class of Securities:

Common Shares, $0.01 par value.

Item 2(e):  CUSIP Number:

G8827U100.

Item 3:      If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	☐ Broker or dealer registered under Section 15 of the Act,
B.	☐ Bank as defined in Section 3(a)(6) of the Act,
C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,
D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:    Ownership:

(a)           Amount beneficially owned:

8,500,000 shares.  Of these shares, the Daniel S. Loeb 2010 Grantor Retained Annuity Trust No. 2 owns 300,000 shares, Third Point Advisors LLC owns 1,000,000 shares, Third Point Opportunities Master Fund L.P. owns 1,200,000 shares and the 2011 Loeb Family GST Trust owns 6,000,000 shares.  Mr. Loeb has sole voting and dispositive power over the shares held by the Daniel S. Loeb 2010 Grantor Retained Annuity Trust No. 2, Third Point Advisors LLC, the 2011 Loeb Family GST Trust and Third Point Opportunities Master Fund L.P.

(b) Percent of class:

8.18%.

(c) Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote:

8,500,000

(ii)  Shared power to vote or direct the vote:

(iii)  Sole power to dispose or direct the disposition:

8,500,000

(iv)  Shared power to dispose or direct the disposition:

Item 5:    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

Item 6:    Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7:    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:    Identification and Classification of Members of the Group:

Not applicable.

Item 9:    Notice of Dissolution of Group:

Not applicable.

Item 10:  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

DANIEL S. LOEB

By:	/s/ William Song
	Name:	William Song
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.